Exhibit 99.1

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:                              Listing Applications

UK Listing Authority

Old Broad Street

London

EC2N 1HP

Please ensure the entries on this return are typed

1.	Name of company				Bookham Technology plc

2.	Name of Scheme				1995 and 1998 Employee Share Option Schemes and Warrants

3.	Period of return:	From	03/11/03	to	02/05/04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			2,239,022 Ordinary shares of 1/3p

5.	Number of shares issued/allotted under scheme during period			781,177

6.	Balance under scheme not yet Issued/allotted at end of period			1,457,845

7.	Number and class of share(s) (amount of Stock/debt securities) originally listed and The date of admission;			4,610,000 Ordinary shares of 1/3p 3rd November 2000

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 298,131,492

Contact for queries:		Address:	Bookham Technology plc

Name:	Shiona Cranstoun

Telephone:	(01235) 837853

Person Making Return

Name:	Philip Davis
Position:	Company Secretary

Signature: